UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-186684

Goodman Networks Incorporated

(Exact name of registrant as specified in its charter)

See Schedule A for additional registrants

6400 International Parkway, Suite 1000

Plano, TX 75093

(972) 406-9692

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.125% Senior Secured Notes due 2018*

Guarantees of 12.125% Senior Secured Notes due 2018**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record of as of the certification or notice date: 26

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*	Goodman Networks Incorporated is the issuer of the 12.125% Senior Secured Notes due 2018.
**	Each of the additional registrants is a registrant in respect of the Guarantees of the 12.125% Senior Secured

Notes due 2018.

EXPLANATORY NOTE

On August 30, 2013, in order to fund an acquisition of Multiband Corporation (the “Merger”), Goodman Networks Incorporated (the “Company”) issued $100,000,000 aggregate principal amount of 12.125% Senior Secured Notes due 2018 (the “Tack-on Notes”) in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Merger, each of the additional registrants listed on Schedule A hereto (the “Registrant Guarantors”) guaranteed the Company’s obligations under the indenture governing the Tack-on Notes. On June 6, 2014, the Company and the Registrant Guarantors commenced an exchange offer to exchange all of the Tack-on Notes for a like principal amount of notes with substantially identical terms registered under the Securities Act pursuant to a Registration Statement on Form S-4 that was declared effective by the Securities and Exchange Commission (the “SEC”) on June 6, 2014.

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company and the Registrant Guarantors to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2015 because the Company’s 12.125% Senior Secured Notes due 2018, including the Tack-on Notes and an additional $225,000,000 aggregate principal amount of 12.125% Senior Secured Notes due 2018 that the Company issued on June 23, 2011 in a private offering and later exchanged for a like principal amount of notes with substantially identical terms registered under the Securities Act pursuant to a Registration Statement on Form S-4 that was declared effective by the SEC on December 23, 2013, were collectively held of record by less than 300 persons as of the beginning of the fiscal year that began on January 1, 2015. This Form 15 is being filed to provide notice of the statutory suspension of the filing obligation of the Company and the Registrant Guarantors, subject only to the Company’s obligation to file an Annual Report on Form 10-K for its 2014 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2015	GOODMAN NETWORKS INCORPORATED

	By:	/s/ Craig E. Holmes
	Name:	Craig E. Holmes
	Title:	Chief Financial Officer

MINNESOTA DIGITAL UNIVERSE, INC.
MUTLIBAND CORPORATION
MUTLIBAND FIELD SERVICES, INCORPORATED
MUTLIBAND MDU INCORPORATED
MUTLIBAND SPECIAL PURPOSE, LLC
MUTLIBAND SUBSCRIBER SERVICES, INC.

	By:	/s/ Geoffrey Miller
	Name:	Geoffrey Miller
	Title:	Chief Financial Officer

MULTIBAND CORPORATION
(As successor by merger to Multiband EWM, Inc. and Multiband EWS, Inc.)

	By:	/s/ Geoffrey Miller
	Name:	Geoffrey Miller
	Title:	Chief Financial Officer

SCHEDULE A — REGISTRANT GUARANTORS

Subsidiary	Jurisdiction of Incorporation

Minnesota Digital Universe, Inc.	Minnesota

Multiband Corporation	Minnesota

Multiband EWM, Inc.	Texas

Multiband EWS, Inc.	Texas

Multiband Field Services, Incorporated	Delaware

Multiband MDU Incorporated	Delaware

Multiband Special Purpose, LLC	Minnesota

Multiband Subscriber Services, Inc.	Minnesota